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                           April 27, 2020

       Deric D. Bryant
       Chief Executive Officer
       ChampionX Holding Inc.
       c/o Ecolab Inc.
       1 Ecolab Place
       St. Paul, MN 55102

                                                        Re: ChampionX Holding
Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed April 17,
2020
                                                            File No. 333-236380

       Dear Mr. Bryant:

            We have reviewed your amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form S-4

       Information about Apergy, page 84

   1. We note the use of the capitalized term "Net Promoter Score" in this section. Please explain what the Net
Promoter Score (NPS) measures, how it was calculated, what your
                                                        NPS was in the
Kimberlite Oilfield Research survey, and why it is significant to your business.
              You may contact Christie Wong at 202-551-3684 or Al Pavot at 202-551-3738 if you
       have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Mary Beth Breslin at 202-551-3625 with any other questions.
 Deric D. Bryant
ChampionX Holding Inc.
April 27, 2020
Page 2

                                          Sincerely,
FirstName LastNameDeric D. Bryant
                                          Division of Corporation Finance
Comapany NameChampionX Holding Inc.
                                          Office of Life Sciences
April 27, 2020 Page 2
cc:       Charles W. Mulaney, Jr., Esq.
FirstName LastName